SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    January 2, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,770,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,770,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,770,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   14.95%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 3 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On January 2, 1998, Asset Value sent a letter to Kenneth R. Lynn requesting, among other things, a complete record or list of stockholders of Cortech. The purpose of this demand is to permit Asset Value to communicate with other stockholders of Cortech on matters relating to their interests as stockholders, including, among other things, Asset Value's opposition to the recently announced merger of Cortech and BioStar, Inc. which Asset Value understands will be brought before the Cortech stockholders at an upcoming meeting of stockholders. A copy of this letter is annexed as Exhibit D.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on January 2, 1998, Asset Value beneficially owned 2,770,000 Shares representing 14.95% of the aggregate Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit D -  Letter dated January 2, 1998 to Kenneth R. Lynn

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 1998


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT D

                 Letter dated January 2, 1998 to Kenneth R. Lynn




                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                   P.O. BOX 74
                          BEDMINSTER, NEW JERSEY 07921
                                 (908) 234-0300
                               (908) 234-9355 FAX



                                        January 2, 1998

Via Fax and Federal Express
---------------------------
(303) 650-4640

Mr. Kenneth R. Lynn,
   President and Chief Executive Officer
Cortech, Inc.
6850 N. Broadway
Suite G
Denver, Colorado 80221


                    Re:  Demand for Stockholder List
                         ---------------------------

Dear Mr. Lynn:

     Pursuant to Section 220 of the Delaware General Corporation Law, Asset Value Fund Limited Partnership, 376 Main Street, Bedminster, New Jersey 07921 ("Stockholder"), as a holder of record of common stock of Cortech, Inc. ("Cortech"), hereby demands the right, during the usual hours of business to inspect the following records and documents of Cortech and to make copies or extracts therefrom:

     1. A complete record or list of stockholders of Cortech (the "List"), certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder as of the most recent date available at the time of inspection, as well as all transfer sheets showing all transfers of stock subsequent to the date of the List ("Transfer Sheets").

     2. A magnetic computer tape list of the holders of Cortech stock as of the most recent date available at the time of inspection, showing the name, address and number of shares held by each stockholder, such computer processing data as is necessary to make use of such magnetic tape, a printout of such magnetic computer tape for verification purposes and applicable Transfer Sheets as they become available.

Mr. Kenneth R. Lynn,
  President and Chief Executive Officer
Cortech, Inc.
January 2, 1998
Page 2


     3. All information in Cortech's possession or control or which can reasonably be obtained from nominees of any central certificate depository system up to the date of inspection hereunder concerning the number and identity of the actual beneficial owners of Cortech stock, including a breakdown of any holdings in the name of Cede & Co., all bank nominees, all broker nominees, clearing institutions and other similar nominees or institutions, and a list or lists containing the name, address and number of shares attributable to any participant in any Cortech employee stock ownership or comparable plan in which the voting of such stock is controlled, directly or indirectly, individually or collectively, by the participants in the plan.

     4. All lists and other data in the possession or control of Cortech or reasonably obtainable or available pursuant to the Securities and Exchange Commission Rule 14b-1(c)of the names, addresses and number of shares of Cortech stock held by beneficial owners (the "non-objecting beneficial owners" or "NOBO" list).

     5. A "stop transfer" list relating to the shares of Cortech's stock and all additions, changes or corrections made thereto up to the date of inspection hereunder.

     6. A list of all holders of shares of Cortech's stock arranged in descending order as of the most recent date available at the time of inspection.

     Stockholder   will  bear  the  reasonable  costs  incurred  by  Cortech  in connection with the production of the requested information.

     The purpose of this demand is to permit the undersigned to communicate with other stockholders of Cortech on matters relating to their interests as stockholders, including, among other things, the undersigned's opposition to the recently announced merger of Cortech and BioStar, Inc. which we understand will be brought before the Cortech stockholders at an upcoming meeting of stockholders.

     Please advise Gregory V. Varallo of Richards Layton & Finger, One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899, (302) 658-6541, where and when the requested information will be available to the designated agents of the undersigned. If within five business days after the date hereof Cortech has not responded to this demand in a manner satisfactory to the undersigned and its agents, the undersigned or its agents will conclude that this demand has been refused and other proper steps will be taken to exercise the right to conduct the requested inspection.

Mr. Kenneth R. Lynn,
  President and Chief Executive Officer
Cortech, Inc.
January 2, 1998
Page 3


     The undersigned hereby designates and authorizes Gregory V. Varallo of the firm Richards Layton & Finger and his partners and employees and any other persons to be designated by him, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

     Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and returning it to the undersigned.

                                        Very truly yours,

                                        ASSET VALUE FUND LIMITED PARTNERSHIP
                                        By:  Asset Value Management, Inc.
                                             General Partner



                                        By: /s/ John W. Galuchie, Jr.
                                            ----------------------------------
                                            John W. Galuchie, Jr.
                                            Treasurer and Secretary




Receipt is hereby acknowledged
this ___ day of January 1998

By: _________________________






cc:      Andrea Vachss, Esq.
         Cooley Godward LLP
         5 Palo Alto Square
         3000 El Camino Real
         Palo Alto, CA 94306

STATE OF NEW JERSEY  )
                                       ) ss.:
COUNTY OF SOMERSET  )


         JOHN W. GALUCHIE, JR., being duly sworn, deposes and says:

     I am the Treasurer and Secretary of Asset Value Management, Inc., the General Partner of Asset Value Fund Limited Partnership and am duly authorized to make the foregoing demand for the stockholder list and other material set forth above. I hereby state under oath that the information set forth in the demand is true to the best of my knowledge and that the purpose set forth in demanding the stockholder list and other material is true and reasonably related to the interest of Asset Value Fund Limited Partnership as a shareholder of Cortech, Inc.



/s/ John W. Galuchie, Jr.
-------------------------------
John W. Galuchie, Jr.



Sworn to before me this
2nd day of January 1998

Kendall L. Flanagan
Notary Public of New Jersey


     KENDALL L. FLANAGAN
     NOTARY PUBLIC OF NEW JERSEY
     MY COMMISSION EXPIRES OCT. 12, 1999